

June 26, 2013

Via E-mail
Mr. Robert L. Steer
Executive Vice President, Chief Financial Officer
Seaboard Corporation
9000 W. 67th Street
Shawnee Mission, KS 66202

> **Re:** **Seaboard Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-03390**

Dear Mr. Steer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Contractual Obligations and Off-Balance Sheet Arrangements, page 16

1.   In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Consolidated Statements of Comprehensive Income, page 28

2.   We note that you have included dividends declared per common share on the face of your Consolidated Statements of Comprehensive Income. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: David M. Becker
        Vice President, General Counsel and Secretary